

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 23, 2021

M. Steven Bender
Chief Financial Officer
WESTLAKE CHEMICAL CORP
2801 Post Oak Boulevard, Suite 600
Houston, Texas 77056

> **Re: WESTLAKE CHEMICAL CORP**
> **Form 10-K for the Fiscal Year Ended December 31, 2020**
> **Filed February 24, 2021**
> **File No. 001-32260**

Dear Mr. Bender :

We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

Division of Corporation Finance
Office of Life Sciences

cc: Johnathan S. Zoeller